SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

Schedule 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. 1) *

Cornerstone OnDemand, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

21925Y103
(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 14 Pages

Exhibit Index Contained on Page 12

CUSIP NO. 21925Y103	13 G	Page 2 of 14

1	NAME OF REPORTING PERSON Meritech Capital Partners III L.P. (“MCP III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,394,761 shares, except that Meritech Capital Associates III L.L.C. (“MCA III”), the general partner of MCP III, may be deemed to have sole voting power with respect to such shares, Meritech Management Associates III L.L.C. (“MMA III”), a managing member of MCA III, may be deemed to have sole voting power with respect to such shares, and Paul S. Madera (“Madera”), Michael B. Gordon (“Gordon”), Robert D. Ward (“Ward”) and George H. Bischof (“Bischof”), the managing members of MMA III, may be deemed to have shared voting power with respect to such shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,394,761 shares, except that MCA III, the general partner of MCP III, may be deemed to have sole dispositive power with respect to such shares, MMA III, a managing member of MCA III, may be deemed to have sole dispositive power with respect to such shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,394,761
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.0%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 21925Y103	13 G	Page 3 of 14

1	NAME OF REPORTING PERSON Meritech Capital Affiliates III L.P. (“MC AFF III”)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

61,873 shares, except that MCA III, the general partner of MC AFF III, may be deemed to have sole voting power with respect to such shares, MMA III, a managing member of MCA III, may be deemed to have sole voting power with respect to such shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared voting power with respect to such shares.

6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
61,873 shares, except that MCA III, the general partner of MC AFF III, may be deemed to have sole dispositive power with respect to such shares, MMA III, a managing member of MCA III, may be deemed to have sole dispositive power with respect to such shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared dispositive power with respect to such shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	61.873
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	0.1%
12	TYPE OF REPORTING PERSON*	PN

CUSIP NO. 21925Y103	13 G	Page 4 of 14

1	NAME OF REPORTING PERSON Meritech Capital Associates III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III, for whom MCA III serves as general partner, except that MMA III, a managing member of MCA III, may be deemed to have sole power to vote these shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III, for whom MCA III serves as general partner, except that MMA III, a managing member of MCA III, may be deemed to have sole power to dispose of these shares, and Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,456,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 21925Y103	13 G	Page 5 of 14

1	NAME OF REPORTING PERSON Meritech Management Associates III L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MMA III serves as a managing member of MCA III, the general partner of such entities. Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to vote these shares.
6	SHARED VOTING POWER See response to row 5.
7	SOLE DISPOSITIVE POWER
3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MMA III serves as a managing member of MCA III, the general partner of such entities. Madera, Gordon, Ward and Bischof, the managing members of MMA III, may be deemed to have shared power to dispose of these shares.
8	SHARED DISPOSITIVE POWER See response to row 7.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,456,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.1%
12	TYPE OF REPORTING PERSON*	OO

CUSIP NO. 21925Y103	13 G	Page 6 of 14

1	NAME OF REPORTING PERSON Paul S. Madera
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 25,615 shares
6	SHARED VOTING POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Madera, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Madera, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,482,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.2%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 21925Y103	13 G	Page 7 of 14

1	NAME OF REPORTING PERSON Michael B. Gordon
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Gordon, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Gordon, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,456,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 21925Y103	13 G	Page 8 of 14

1	NAME OF REPORTING PERSON Robert D. Ward
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Ward, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Ward, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,456,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 21925Y103	13 G	Page 9 of 14

1	NAME OF REPORTING PERSON George H. Bischof
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION U.S. Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0 shares
6	SHARED VOTING POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Bischof, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to vote these shares.
	7	SOLE DISPOSITIVE POWER 0 shares
8	SHARED DISPOSITIVE POWER
		3,456,634 shares, of which 3,394,761 shares are held by MCP III and 61,873 shares are held by MC AFF III. MCA III is the general partner of such entities and Bischof, as a managing member of MMA III, a managing member of MCA III, may be deemed to have shared power to dispose of these shares.

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	3,456,634
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	7.1%
12	TYPE OF REPORTING PERSON*	IN

CUSIP NO. 21925Y103	13 G	Page 10 of 14

This Amendment No. 1 amends the Statement on Schedule 13G previously filed by Meritech Capital Partners III L.P., a Delaware limited partnership, Meritech Capital Affiliates III L.P., a Delaware limited partnership, Meritech Capital Associates III L.L.C., a Delaware limited liability company, Meritech Management Associates III L.L.C., a Delaware limited liability company, Paul S. Madera, Michael B. Gordon, Robert D. Ward and George H. Bischof. The foregoing entities and individuals are collectively referred to as the “Reporting Persons.” Only those items as to which there has been a change are included in this Amendment No. 1.

ITEM 4.	OWNERSHIP Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Row 9 of cover page for each Reporting Person.

(b)	Percent of Class: See Row 11 of cover page for each Reporting Person.

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote: See Row 5 of cover page for each Reporting Person.

(ii)	Shared power to vote or to direct the vote:

See Row 6 of cover page for each Reporting Person.

(iii)	Sole power to dispose or to direct the disposition of:

See Row 7 of cover page for each Reporting Person.

(iv)	Shared power to dispose or to direct the disposition of: See Row 8 of cover page for each Reporting Person.

CUSIP NO. 21925Y103	13 G	Page 11 of 14

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 12, 2013

Entities:
Meritech Capital Partners III L.P.
Meritech Capital Affiliates III L.P.
Meritech Capital Associates III L.L.C.
Meritech Management Associates III L.L.C.

		By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed entities

Individuals:
Paul S. Madera
Michael B. Gordon
Robert D. Ward
George H. Bischof

		By:	/s/ Joel Backman
Joel Backman, Attorney-in-fact
for above-listed individuals

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

CUSIP NO. 21925Y103	13 G	Page 12 of 14

EXHIBIT INDEX

Found on Sequentially
Exhibit	Numbered Page

Exhibit A: Agreement of Joint Filing	13

Exhibit B: Reference to Joel Backman as Attorney-in-Fact	14

CUSIP NO. 21925Y103	13 G	Page 13 of 14

exhibit A

Agreement of Joint Filing

The Reporting Persons hereby hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Cornerstone OnDemand Inc. shall be filed on behalf of each of the Reporting Persons. Note that copies of the applicable Agreement of Joint Filing are already on file with the appropriate agencies.

CUSIP NO. 21925Y103	13 G	Page 14 of 14

exhibit B

Reference to Joel Backman as Attorney-in-Fact

Joel Backman has signed the enclosed documents as Attorney-In-Fact. Note that a copy of the applicable Power of Attorney is already on file with the appropriate agencies.